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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

| SEC FILE NUMBER |
| 8-50755 |

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____January 1, 2003____ AND ENDING ____December 31, 2003____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Wharton Capital Markets LLC

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____545 Madison Avenue____
(No. and Street)

| New York, | New York | 10022 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard J. Kerker   (212) 765-6777
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Deloitte & Touche LLP____
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Howard J. Kerker, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Wharton Capital Markets LLC for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard Kerker   February 20, 2004
Signature   Date

President
Title

Subscribed and sworn to before me
this 20th day of February 2004

Courtney P. Kerker
Notary Public

WHARTON CAPITAL MARKETS LLC
(S.E.C. I.D. No. 8-50755)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Wharton Capital Markets LLC

We have audited the accompanying statement of financial condition of Wharton Capital Markets LLC
(the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the
Company's management. Our responsibility is to express an opinion on this statement of financial
condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States
of America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statement is free of material misstatement. An audit includes examining, on
a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also
includes assessing the accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the
financial position of Wharton Capital Markets LLC at December 31, 2003, in conformity with
accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 20, 2004

WHARTON CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$55,587
Investments, at fair value	23,625
TOTAL ASSETS	$79,212

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES-	
Accounts payable and accrued expenses	$15,921
Taxes payable	8,000
TOTAL LIABILITIES	23,921
MEMBERS' EQUITY	55,291
TOTAL LIABILITIES AND MEMBERS' EQUITY	$79,212

See notes to statement of financial condition.

WHARTON CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. **ORGANIZATION**

   Wharton Capital Markets LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on February 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides investment banking and corporate finance services to domestic and international companies.

   The principal business activity of the Company is to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the "Act"). Placements of such securities are only offered to accredited investors in accordance with the rules and the provisions of Regulation D of the Act. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers or clients.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Cash and Cash Equivalents - The Company defines cash and cash equivalents as cash and short-term highly liquid investments having original maturities of 90 days or less. All cash is on deposit with a major money center bank.

   Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

   Investments - Investments are carried at fair value and consist of common stock in The NASDAQ Stock Market, Inc.

   Income Taxes - The Company is treated as a partnership for federal and state tax purposes, as each member is individually responsible for reporting income or loss as required by federal and state tax regulations. The Company is subject to New York City Unincorporated Business Tax (UBT) and has assessed its tax provision in accordance with the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The UBT tax liability at December 31, 2003 was $8,000.

   New *Accounting Pronouncements* – On November 25, 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.* FIN 45 requires certain disclosures be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The

initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on the Company's financial statement.

Effective July 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes the standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under SFAS 150, a mandatory redeemable financial instrument shall be classified as a liability. The adoption of SFAS 150 did not have an impact on the Company's financial statements, results of operations or cash flows.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation *of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) 51 ("FIN 46")*. FIN 46 addresses consolidation by business enterprises of variable interest entities ('VIE'). FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46 R"). The adoption of FIN 46R did not have an impact on the financial position or results of operations of the Company because the Company does not have any investments or holdings where FIN 46 R would be applicable.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

4. **RELATED PARTIES**

Certain members of the Company are shareholders of Wharton Capital Corp. ("WCC") and Wharton Capital Partners Ltd. ("WCP"). The Company's results of operations may not necessarily be indicative of those which would have resulted had the Company operated as a stand-alone entity.

The Company subleases office space from WCC on monthly basis and has no future rental commitments. The Company did not make any rental payments during the year as these amounts were forgiven by WCC. As of January 1, 2004, the Company will be required to pay rent to WCC.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $59,747, which was $54,747 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2004

Wharton Capital Markets LLC
545 Madison Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Wharton Capital Markets LLC
(the "Company") for the year ended December 31, 2003 (on which we issued our report dated February
20, 2004), we considered its internal control, in order to determine our auditing procedures for the
purpose of expressing an opinion on the financial statements and not to provide assurance on the
Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a
study of the practices and procedures (including tests of compliance with such practices and
procedures) followed by the Company that we considered relevant to the objectives stated in Rule
17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule
17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did
not review the practices and procedures followed by the Company in making the quarterly securities
examinations, counts, verifications, and comparisons, and the recordation of differences required by
Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8
of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does
not carry securities accounts for customers or perform custodial functions relating to customers
securities.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of internal control and of the practices and procedures, and to assess whether those practices and
procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission")
above-mentioned objectives. Two of the objectives of internal control and the practices and procedures
are to provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or
disposition, and that transactions are executed in accordance with management's authorization and
recorded properly to permit the preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives
of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP